

December 8, 2020

Ron Baldwin
Chief Executive Officer
Uncommon Giving Corporation
7033 E Greenway Pkwy, Suite 110
Scottsdale, AZ 85254

>   **Re: Uncommon Giving Corporation**
>   **Amendment No. 1 to Draft Offering Statement on Form 1-A**
>   **Submitted November 24, 2020**
>   **CIK No. 0001757190**

Dear Mr. Baldwin:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Offering Statement on Form 1-A

Risk Factors
The Company is indebted and may borrow additional funds..., page 10

1.   We note your response to prior comment 3. Please revise to disclose the aggregate annual interest payments the Company is obligated to pay under all of your outstanding debt instruments described in this risk factor.

The Certificate of Incorporation includes an exclusive forum..., page 24

2.   We note your response to prior comment 13. Please clarify whether the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gregory Samuel, Esq.